Exhibit 12.1
Express Scripts, Inc.
Calculation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Three Months
	ended March 31,		Year Ended December 31,
	2009		2008		2007		2006		2005		2004
Income from continuing operations before income taxes	$339.3		$1,213.6		$944.7		$742.2		$613.9		$450.6
Add:
Undistributed loss from joint venture	—		0.3		1.3		1.6		2.4		4.5
Interest expense	17.1		77.6		108.4		95.7		37.2		41.7
Estimated interest component of rental expense	2.2		10.3		10.5		9.1		8.1		7.4

Income as adjusted	$358.6		$1,301.8		$1,064.9		$848.6		$661.6		$504.2
Fixed charges:
Interest expense	17.1		77.6		108.4		95.7		37.2		41.7
Estimated interest component of rental expense	2.2		10.3		10.5		9.1		8.1		7.4

Total fixed charges	$19.3		$87.9		$118.9		$104.8		$45.3		$49.1

Ratio of Earnings to Fixed Charges	18.6	x	14.8	x	9.0	x	8.1	x	14.6	x	10.3	x

Note: Interest component of rental expense estimated to be 1/3 of rental expense